Room 4561

September 21, 2006

David Herbst, Manager
Bootheel Agri-Energy, LLC
1214 Linn Street
Sikeston, MO 63801

> **RE: Bootheel Agri-Energy, LLC.**
> **Registration Statement on Form SB-2**
> **File No. 333-136915**
> **Filed on August 25, 2006**

Dear Mr. Herbst:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to the Commission's Release No. 33-6900 (June 17, 1991), which applies to offerings of limited partnership interests and similar securities, such as LLC interests. As appropriate, revise your disclosure to comply with the applicable requirements of that release. This includes the guidance related to the application of Industry Guide 5.

2. We note your characterization of this offering as being undertaken on a "best efforts" basis. As you are not engaging a financial intermediary to sell your offering, it appears that your offering should be characterized as a direct primary offering. "Best efforts" is a term of art that implies the engagement of a third

party and their contracted level of performance on your behalf. Please revise your disclosure throughout to better characterize your offering as being a direct primary offering.

3. Please note that Rule 10b-9 under the Exchange Act requires prompt refund to investors of consideration paid if you do not achieve your minimum offering. Accordingly, please revise your disclosure to ensure that each time you discuss the return of funds to investors you add disclosure indicating that such refund will be made promptly. Ensure that the material conditions to the release of funds from escrow are described in complete and consistent terms throughout the filing. For example, on the cover page you refer to conditions of receipt of $60 million in cash and a written debt financing commitment for an amount ranging from $80 million to $130 million, depending on the capital raised. On page 1, however, the latter condition is described as a written commitment to provide debt financing which, with the cash subscriptions and funds from grants and other resources, would equal at least $190 million. If the conditions to the release from escrow may be established from sources other than debt financing, such as grants or "other resources," please describe the nature of these sources of funds and what will need to be established to demonstrate that an arrangement for such other financing has been achieved. See the related comment below that references what appears to be a third condition to the release of funds from escrow.

4. We note disclosure that indicates that your managers will be marketing the securities. Please advise us of the basis for each individual's participation in the offering without registration as a broker-dealer through Section 15(b) of the Securities Exchange Act of 1934. If you are relying upon Rule 3a4-1 of the Exchange Act, please advise and explain how each element of the safe harbor is satisfied for each individual.

5. On page 97, you disclose that you will serve as the transfer agent. Section 17A(c) of the Exchange Act generally requires that you use a registered transfer agent with respect to any security that is registered under the Exchange Act. We note that you may be required to register the units under section 12 of the Exchange Act once the minimum number of units are sold and the initial funds are released to the company. If the units are registered under Section 12(g) of the Exchange Act, you will also be required to have a registered 17A transfer agent. See Exchange Act Rule 17Ac2-1, and Form TA-1.

6. With respect to any third-party statements in your prospectus such as the industry data you present, separately provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please confirm whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third

party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.

7. If available, please provide us with all sales literature you intend to use. Please also provide us all sales literature when available for our review. Please see Section II.B.2.i. of Release No. 33-6900.

8. We note disclosure in various places referencing the existence of "our written debt commitment". See page 38. Please provide more descriptive disclosure that explains the difference between this written debt commitment and the final credit agreement. Also, please explain why you have not filed this agreement as an exhibit pursuant to Item 601 of Regulation S-B. If you have determined that the document is not required to be filed, please provide us with a copy supplementally. Further, it appears that you have entered into an option to purchase the Sikeston site, and a development agreement. See disclosure appearing on pages 38, 41, and 43, respectively. Please provide a similar Item 601 analysis for these agreements.

9. Please file the tax and legality opinions as soon as possibly, preferably with your next pre-effective amendment. Please be advised that we have comments on the opinions. Be advised that we will review "form of" opinions and provide any comments thereon.

Prospectus Cover Page

10. Please limit your disclosure on the cover page to that information that is required by Item 501 of Regulation S-B. In doing so, please keep in mind the principles set forth in Rule 421(d) of Regulation C. For example, we believe you may safely remove much of the information contained in the second half of the paragraph commencing "[t]his is the initial public offering . . . ." Refer also to the bullet-point disclosure regarding risk factors and the disclosure referencing compliance with IRS requirements. References to particular risk factors appear unnecessary and the information in those bulletpoints is redundant with respect to information you provide in the prospectus summary.   You should avoid repetitious disclosure in the portions of the portions of the filing subject to Rule 421(d).

11. On pages 24, 71 and elsewhere you indicate that the units are redeemable. Tell us what consideration you have given to referring to the securities being offered as redeemable units uniformly throughout the filing. If you do not believe this is necessary or appropriate, please tell us why in your response letter. In preparing a response to this comment please consider whether units in limited liability companies are generally understood to represent participations by investors in an entity's equity on a permanent basis. Additionally, in some places you refer to the

securities that are outstanding and being offered as "Units" and in other locations you refer to them as Class A Units. Please refer to the outstanding and offered units using a uniform appellation.

Prospectus Summary

12. The prospectus summary should be brief and is not required to contain the type of detailed information that is currently disclosed. Reconsider the summary in its entirety and revise to provide investors with a brief discussion of the information that is most useful.

13. For investors that may be unfamiliar, explain what a limited liability company is and the reason(s) for organizing your company as a limited liability company. Additionally, in the risk factors section or the summary, please discuss the potential disadvantages to investors as they relate to the complexities involved with tax preparation that will be associated with unit holders who will need to receive K-1 reports. In this regard, please discuss whether you plan to send instructions to unit holders on how to use the K-1 information in the preparation of the investor's tax return.

14. We note disclosure that your managers, affiliates, and business partners may purchase Units in the offering. Please discuss whether your affiliates intend to invest to achieve the minimum offering. If affiliates may invest to achieve the minimum, disclose the maximum aggregate number and percentage of offered units that may be acquired by the affiliates.

The Offering, page 1

15. Wherever reference is made to the offering's minimum, revise to include disclosure regarding what appear to be additional conditions to successful completion of the offering's minimum. In this regard, we note that investments will be held in escrow until the receipt of written commitments to provide debt financing which, combined with subscriptions and funds from grants and other resources would equal at least $190,000,000 and final approval from the Missouri Agricultural and Small Business Development Authority for the Missouri tax credits in connection with the Units. Revise or advise. Also, since you disclose that you may not build the plant in Missouri, is the imposition of a condition to escrow release that is based on a determination by the state of Missouri a drafting error? Please advise.

16. Please discuss briefly here and in greater detail in your plan of distribution discussion the circumstances under which you may waive conditions to the purchase of units and what conditions are subject to waiver. We note that a change in a material term of an offering is in effect a termination of the offering

as originally made and would require a return of investors' funds. Please provide your analysis as to whether any waiver of the conditions subject to waiver would constitute a change in a material term of the offering.

Escrow of Subscriptions, page 5

17. Please advise when you plan to enter into an escrow arrangement and to file the executed escrow agreement as an exhibit to this registration statement. Your escrow agreement must be executed prior to the effectiveness of this registration statement and a materially complete description of the agreed-upon escrow procedures must be included in your disclosure.

Forward-Looking Statements, page 8

18. Please relocate this disclosure to an appropriate place following the "Risk Factors" section.

Distribution Policy, page 29

19. Please elaborate on the considerations that will be made by the board in determining the portions to retain from your gross cash proceeds. We note your discussion indicating your intentions to make distributions that will allow Unit holders to cover their tax obligations.

Capitalization, page 31

20. Please revise your disclosures to clearly indicate, if true, that if you do not obtain a commitment letter for debt financing which, when combined with the proceeds of the offering, equals $190,000,000, you will be required to return all subscriptions to investors with interest on the cash payment held in escrow.

21. Currently, your pro forma presentation reflecting completion of the offering at the maximum amount assumes that you will convert the plant to a coal-fired facility. If it is possible that you would raise the maximum proceeds from the offering and not convert the plant to a coal-fired facility, revise this section to include a pro forma presentation reflecting that scenario. Include footnote disclosure that clearly explains the assumptions underlying each presentation. If such a scenario is not possible, revise your disclosure to clearly indicate this.

22. Disclosure in the last sentence of this section indicates that, if you receive the maximum proceeds in the offering, you would need approximately $93 million in debt financing to reach the required cash capitalization. Revise this disclosure to explain how this amount relates to the $110 million in long-term debt indicated under the maximum proceeds section of your pro forma capitalization.

23. With respect to any data presented that contains information assuming securities will be sold in the offering, please note that in a direct primary offering, you may not utilize financial statements that purport to give effect to the receipt of any part of the proceeds from the sale of securities for cash. See Rule 170.

Managers, Executive Officers, Promoters and Control Person, page 67

24. For the last five years or for any longer period of time that you voluntarily cover, present the following for each member of management:
    a. the title of each position held;
    b. the duties of each position if not clear from the title;
    c. the beginning and ending dates by month and year of each position;
    d. the name of the entity with whom the position was held; and
    e. the activities of the entity.

25. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.

26. Please provide us with the full names of each of the managers. With respect to person for whom no middle initial is provided, confirm that these individuals have no middle name.

Description of Units, page 71

27. Under the sub-heading, "Separability of Membership and Financial Interests" you state that membership is available to holders of units who "meet certain other requirements". Concisely summarize these requirements or provide a cross-reference to the page of the filing where a materially complete summary of these requirements may be found.

Federal Income Tax Consequences, page 83

28. You state that Bryan Cave has advised that it believes the tax disclosure is a fair and accurate summary of the material federal income tax consequences of acquiring, holding and disposing of units. Please clarify that counsel has provided its legal opinion supporting the statements made regarding the tax matters and the material tax consequences to the investors in the units. The text in this section should identify the opinions of counsel in a clear manner. For example, it is unclear whether counsel is of the opinion that the issuer will be treated as a partnership for federal income tax purposes. You state that you "should" be treated as a partnership but this view of the company does not appear to be linked to a legal opinion of counsel. If counsel in unable to render a "will be treated as a partnership" opinion, please expand to describe the nature of counsel's opinion. Revise this section throughout.

Additional Information, page 97

29. Update the Commission's address, which is 100 F Street, N.E., Washington D.C. 20549.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

30. Please revise the audit report to provide McGladrey & Pullen's signature. See Rule 2-02(a)(2) of Regulation S-X.

Notes to Financial Statements

Note A: summary of Significant Accounting Policies

Fiscal Reporting Period

31. In view of the disclosure that you have adopted a fiscal year ended December 31 for financial reporting purposes, revise to disclose the basis for the periods presented in the financial statements included in the filing.

Part II – Information Not Required in Prospectus

Signatures

32. Please have the principal accounting officer sign in this capacity. See Instructions for Signatures, Form SB-2.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc:　　Gregory G. Johnson, Esq.
　　　　by facsimile at (816) 374-3300